FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding progress of the transaction of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on January 12,  2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT ON PROGRESS OF THE TRANSACTION

Reference is made to the circular of Huaneng Power International, Inc. (the “Company”) dated 15 November 2016 (the “Circular”) and the EGM poll results announcement of the Company dated 1 December 2016 in relation to a discloseable and connected transaction regarding the Company’s acquisitions of the Shandong Power Interests, the Jilin Power Interests, the Heilongjiang Power Interests and Zhongyuan CCGT Interests. Capitalised terms used herein shall have the same meanings as those defined in the Circular, unless the context requires otherwise.

The Transaction has recently been completed. According to the Transfer Agreement, the Company has paid 50% of the consideration of the Transaction to Huaneng Group on 9 January 2017.

After completion of the Transaction, the Company holds 80% equity interests in the registered capital of Shandong Power, 100% equity interests in the registered capital of Jilin Power, 100% equity interests in the registered capital of Heilongjiang Power and 90% equity interests in the registered capital of Zhongyuan CCGT. The Company accordingly increases controlled generation capacity by 15,937 MW, equity installed capacity by 13,389 MW, total installed capacity of generating units under construction by 3,666 MW.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
12 January 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     January 12, 2017